Exhibit 99.47

PRESS RELEASE

Trading Symbol: SVM.TO	September 7, 2007

SILVERCORP ANNOUNCES LISTING OF WARRANTS

VANCOUVER, British Columbia – September 7, 2007 – Silvercorp Metals Inc. (“Silvercorp”) announces that, commencing at the opening of trading on September 10, 2007, up to 1,250,625 of Silvercorp’s common share purchase warrants will be listed on the Toronto Stock Exchange and will trade under the symbol “SVM.WT”. The warrants, which were issued under the April 2006 bought deal financing, entitle the holder to purchase one common share of Silvercorp at a price of $24 per share until expiry on October 26, 2008.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the “Company”) is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China. The Company trades on the TSX under the symbol “SVM”. The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.